

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 31, 2007

Mr. C. Christopher Gaut, Chief Financial Officer
Halliburton Company
5 Houston Center
1401 McKinney, Suite 2400
Houston, Texas 77010

> **Re: Halliburton Company**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 28, 2007**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2007, June 30, 2007**
> **and September 30, 2007**
> **Filed May 4, 2007, July 27, 2007 and October 29, 2007**
> **File No. 1-3492**

Dear Mr. Gaut:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

General

1.Please file all material contracts as exhibits, including the LogCAP III contract.

Business, page 1

2. Please disclose in necessary detail the information that Item 101(c)(1)(ix) of Regulation S-K requires. In this regard, we note the statement in Note 1 at page 77 that "[s]imilar to many cost-reimbursable contracts, these government contracts are typically subject to audit and adjustment by our customer."

Consolidated Financial Statements

Note 13, Other Commitments and Contingencies, page 99

1. We note your discussion of numerous legal and other contingencies here and within other footnotes to your financial statements. For certain matters, you indicate that, as of December 31, 2006, you have not accrued any amounts regarding the matters, or that amounts accrued are not material. For these matters, your disclosure does not indicate the estimated additional loss, or range of loss, that is reasonably possible. A statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5 if it is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material. In that case, you must either disclose the estimated additional loss, or range of loss, that is reasonably possible, or state that such an estimate cannot be made.

Form 10-Q for the Fiscal Quarter Ended June 30, 2007

Note 2, KBR, Inc. Separation, page 6

2. You have disclosed a $190 million reduction of the gain on the disposition of KBR, Inc. to reflect the estimated fair value of the disclosed indemnities and guarantees. We note you were subject to some of these same contingencies prior to the separation of KBR, Inc., for which you have now provided indemnifications. To assist us in understanding how these items have been accounted for, please provide us with the following information:

- Explain to us how these contingencies were accounted for in your financial statements prior to the separation;

- Reconcile, and explain the reasons for, any differences in the amounts recorded in your financial statements relating to these contingencies prior to the separation with the $190 million liability recorded upon separation;

- Tell us whether the gain on the separation of KBR, Inc. includes accounting for the derecognition of these liabilities previously recorded in your financial statements; and,

- How this disclosure meets the requirements of Financial Accounting Standards Board Interpretation 45.

In your response, discuss the material contingencies and indemnifications and guarantees and their related amounts, both before and after the separation of KBR, Inc., on an individual basis.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Newberry at (202) 551-3761, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director